SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 1

to

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
Contango ORE, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

210777F100
(CUSIP Number)

John B. Juneau c/o Contango ORE, Inc. 3700 Buffalo Speedway, Suite 925 Houston, Texas 77098 (713) 877-1311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON John B. Juneau
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7.	SOLE VOTING POWER 147,234 shares of Common Stock
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 209,232 shares of Common Stock
REPOROWNED BY EACH TING PERSON WITH	9.	SHARED DISPOSITIVE POWER 356,466 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,466 shares of Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14.	TYPE OF REPORTING PERSON IN
CUSIP No. 210777F100                                                             13D

This Amendment No. 1 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on December 13, 2013. Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.                      Security and Issuer

Item 2.                      Identity and Background

Item 2 is supplemented and amended as follows:

This Amendment No. 1 to Schedule 13D is filed by John B. Juneau (“Mr. Juneau”) for and on behalf of himself, Juneau Exploration, L.P. (“JEX”), a Texas limited partnership and J5D Enterprises, L.P., a Texas limited partnership (formerly known as J4D Enterprises, L.P.), a Texas limited partnership (“J5D”, and together with Mr. Juneau and JEX, the “Reporting Person”). Mr. Juneau is the sole manager of the general partner of JEX and is the sole manager of J5D.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 is supplemented and amended as follows:

On November 14, 2014, the Reporting Person acquired 63,900 shares of the Issuer’s Common Stock at an average price of $6.37 per share in the open market. On November 17, 2014, the Reporting Person acquired 13,200 shares of the Issuer’s Common Stock at an average price of $5.697 per share in the open market. The Reporting Person obtained the funds used to purchase the shares from general working capital.

Item 4.	Purpose of Transaction

Item 4 is supplemented and amended as follows:

All of the shares of Common Stock reported herein were acquired for investment purposes. Subject to applicable securities laws and regulations, the Reporting Person may dispose or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer, and other factors.

Except as set forth herein, as of the date hereof, there are no plans or proposals that the Reporting Person have that relate to or would result in (a) the acquisition of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

The Issuer has entered into that certain Master Agreement dated September 29, 2014 (the “Master Agreement”) with Royal Gold, Inc. (“Royal Gold”) for the purpose of forming with Royal Gold a joint venture company (the “Joint Venture Company”). In connection with the Master Agreement, the Issuer will seek the approval of its stockholders to approve the Master Agreement and the formation of the Joint Venture Company (the “Proposed Transaction”). Mr. Juneau, JEX and certain other stockholders of the Issuer (together with Mr. Juneau and JEX, the “Supporting Stockholders”) holding approximately 39.1% of the outstanding share of the Common Stock of the Issuer have entered into a Voting Agreement with Royal Gold dated September 29, 2014 (the “Voting Agreement”) whereby, subject to the conditions in the Voting Agreement, Mr. Juneau and JEX have agreed to vote all of the shares of Common Stock of the Issuer owned by each of them, in favor of the Proposed Transaction.  Each Supporting Stockholder has also agreed not to transfer shares subject to the Voting Agreement until the earlier of the closing of the Proposed Transaction or the termination of the Master Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. See the Voting Agreement which is attached hereto as Exhibit 1, and is incorporated into this Item 4 by reference.

Mr. Juneau is a director of the Issuer. Mr. Juneau reserves the right to take any action enumerated above in the best interests of the Issuer in his role as a member of the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 is supplemented and amended as follows:

(a)  On November 14, 2014, the Reporting Person acquired 63,900 shares of Common Stock of the Issuer through open market purchases.

On November 17, 2014, the Reporting Person acquired 13,200 shares of Common Stock of the Issuer through open market purchases.

The Reporting Person beneficially owns an aggregate of 356,466 shares of Common Stock of the Issuer, which includes (a) 186,466 shares of Common Stock held by the Reporting Person, including 11,667 shares of restricted stock that will vest within the next 60 days, (b) 11,666 shares of unvested restricted stock, (c) options to purchase 75,000 shares of Common Stock, including options to purchase 25,000 shares which will vest within the next 60 days and (d) warrants to purchase 83,334 shares of Common Stock that are currently exercisable.  As a result, the Reporting Person may be deemed to be the beneficial owner of approximately 8.9% of the outstanding shares of Common Stock of the Issuer.

The percentage of this Item 5 is based upon 3,814,539 shares of Common Stock that were outstanding as of November 13, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10Q, which was filed on November 14, 2014, plus (a) stock options for 75,000 shares of Common Stock (b) warrants for the purchase of 83,334 shares of Common Stock beneficially owned by the Reporting Person, and (c) 23,334 unvested shares of restricted stock held by the reporting person.

(b)      The Reporting Person has sole power to vote and direct the vote of 147,234 shares reported herein, including (a) 105,567 shares of Common Stock and (b) warrants to purchase 41,667 shares of Common Stock that are currently exercisable.

By virtue of the proxy granted to Royal Gold pursuant to the Voting Agreement, Royal Gold may be deemed to share the power to vote and direct the vote of 209,232 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons.  The Subject Shares include (a) 80,899 shares of Common Stock held by the Reporting Person, including 11,667 shares of restricted stock that will vest within the next 60 days, (b) 11,666 shares of unvested restricted stock, (c) options to purchase 75,000 shares of Common Stock, including options to purchase 25,000 shares which will vest within the next 60 days and (d) warrants to purchase 41,667 shares of Common Stock that are currently exercisable held by JEX.

The Reporting Person has sole power to dispose or direct the disposition of 356,466 shares of Common Stock reported herein.  The Voting Agreement limits the Reporting Person’s power to dispose of the shares over which it has shared voting power.  The Reporting Person’s power to dispose of 11,666 shares of unvested restricted stock is limited further as it may not dispose of the shares until they vest.

(c)      There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Person, except as described in this Schedule 13D.

(d)      No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Person.

(e)      No other person has the right to vote the shares of Common Stock beneficially owned by the Reporting Person except as described in Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is supplemented and amended as follows:

Mr. Juneau and JEX and the other Supporting Stockholders have entered into a Voting Agreement with Royal Gold. Pursuant to the Voting Agreement, the Supporting Stockholders each agree to vote the shares they beneficially owns (i) in favor of the Proposed Transaction and (ii) against (a) any alternative proposal and (b) any other action, proposal or agreement that would reasonably be expected to interfere with or delay the consummation of the Proposed Transaction. The Voting Agreement terminates at the earliest of the closing of the Proposed Transaction, the termination of the Master Agreement in accordance with its terms or the mutual agreement of Royal Gold and the Supporting Stockholders.  Under the terms of the Voting Agreement, Mr. Juneau and JEX have also agreed to certain restrictions on the transferability of their shares of Common Stock and have granted Royal Gold an irrevocable proxy to vote such shares in the manner set forth above.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. See the Voting Agreement which is attached hereto as Exhibit 1, and is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:
Voting Agreement, dated as of September 29, 2014, by and among the Supporting Stockholders and Royal Gold (incorporated herein by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on October 2, 2014).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2014	By:	/s/ JOHN B. JUNEAU
John B. Juneau